1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2003

China Unicom Limited

(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-       .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the signing by the Company of a loan facility agreement on 26 September 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: 26 September 2003

	By:	/s/	Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Company entered into a loan facility agreement on 26 September 2003 with 13 financial institutions for a term loan facility of US$700 million.

The Board of the Company is pleased to announce that the Company signed a loan facility agreement on 26 September 2003 with 13 financial institutions (“the Financial Institutions”) for a term loan facility of US$700 million (“the Facility”) granted by the Financial Institutions to the Company. The Facility comprises of the following 3 tranches:-

(1)                                  US$200 million of 3-year loan with an interest margin of 0.28% over LIBOR;

(2)                                  US$300 million of 5-year loan with an interest margin of 0.35% over LIBOR; and

(3)                                  US$200 million of 7-year loan with an interest margin of 0.44% over LIBOR.

The proceeds from the Facility will be utilized for financing the general working capital requirements of the Company.

By Order of the Board
CHINA UNICOM LIMITED
YEE FOO HEI
Company Secretary

Hong Kong, 26 September 2003